UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b),(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                                (Amendment No.1)*

                             AZTEC MANUFACTURING CO.
                             -----------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                    054825104
                                 --------------
                                 (CUSIP Number)

                                January 11, 1999
                      -------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]     Rule 13d-1(b)
                  [X]     Rule 13d-1(c)
                  [ ]     Rule 13d-1(d)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         Continued on following page(s)
                                Page 1 of 8 Pages
                              Exhibit Index: Page 8

                                  SCHEDULE 13G
CUSIP No. 054825104                                            Page 2 of 8 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  CAXTON INTERNATIONAL LIMITED

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [ ]
3        SEC Use Only

4        Citizenship or Place of Organization

                  BRITISH VIRGIN ISLANDS

                           5        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            0

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                                            [ ]
11       Percent of Class Represented By Amount in Row (9)

                                    0%

12       Type of Reporting Person*

                  CO




                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G
CUSIP No. 054825104                                            Page 3 of 8 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  BRUCE S. KOVNER (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [ ]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            0

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                                            [ ]
11       Percent of Class Represented By Amount in Row (9)

                                    0%

12       Type of Reporting Person*

                  IN






                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 4 of 8 Pages


Item 1(a)         Name of Issuer:

                  Aztec Manufacturing Co. (the "Issuer").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  400 N. Tarrant Road, P.O. Box 668, Crowley, TX 76036.

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  (i)  Caxton  International  Limited ("Caxton  International");
and

                  (ii) Mr. Bruce S. Kovner. Mr. Kovner is the Chairman and sole shareholder of Caxton Corporation. Caxton Corporation is the Manager and majority owner of Caxton Associates, L.L.C. Caxton Associates, L.L.C. is the trading advisor to Caxton International and, as such, has voting and dispositive power with respect to the investments made by Caxton International. As a result of the foregoing, Mr. Kovner may be deemed to own beneficially the securities of the Issuer owned by Caxton International, if any.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  (i) The address of Caxton International is c/o its Manager, Leeds Management Services Ltd., 129 Front Street, Hamilton HM12, Bermuda.

                  (ii) The business address of Mr. Kovner is 667 Madison Avenue, New York, NY 10021.

Item 2(c)         Citizenship:

                  (i)  Caxton   International   is  a  British   Virgin  Islands
corporation.

                  (ii) Mr. Kovner is a United States citizen.

Item 2(d)         Title of Class of Securities:

                  Common Stock, $0.01 par value ("Common Stock").

Item 2(e)         CUSIP Number:

                  054825104

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

                  This Item 3 is not applicable.

                                                               Page 5 of 8 Pages



Item 4.           Ownership:

                  (a)      Amount Beneficially Owned:

                  As of January 11, 1999, Caxton International no longer holds any shares of Common Stock. Accordingly, each of Caxton International and Mr. Kovner may be deemed to own beneficially no shares of Common Stock. (See Response to Item 2(a)(ii).

                  (b) Percent of Class: Each of Caxton International and Mr. Kovner beneficially owns 0% of the total number of shares of Common Stock outstanding.

                  (c) Number of shares as to which Caxton International has:

         (i)      Sole power to vote or to direct the vote:                    0

         (ii)     Shared power to vote or to direct the vote:                  0

         (iii)    Sole power to dispose or to direct the disposition of:       0

         (iv)     Shared power to dispose or to direct the dispostion of:      0

                      Number of shares as to which Mr. Kovner has:

         (i)      Sole power to vote or to direct the vote:                    0

         (ii)     Shared power to vote or to direct the vote:                  0

         (iii)    Sole power to dispose or to direct the disposition of:       0

         (iv)     Shared power to dispose or to direct the dispostion of:      0

Item 5.           Ownership of Five Percent or Less of a Class:

                  If this Statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of a class of securities, check the following:
[X]

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This Item 7 is not applicable.

                                                               Page 6 of 8 Pages


Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below, each of the Reporting Persons hereby certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 7 of 8 Pages


                                   SIGNATURES


         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  January 19, 1999                   CAXTON INTERNATIONAL


                                          By:     /S/ MAXWELL QUIN
                                                  ------------------------------
                                                  Maxwell Quin
                                                  Secretary


                                          By:     /S/ NITIN AGGARWAL
                                                  ------------------------------
                                                  Nitin Aggarwal
                                                  President

Date:  January 19, 1999                   BRUCE S. KOVNER



                                          By:     /S/ PETER D'ANGELO
                                                  ------------------------------
                                                  Peter D'Angelo
                                                  Attorney-in-Fact

                                                               Page 8 of 8 Pages

                                  EXHIBIT INDEX
                                  -------------

Exhibit I Joint Acquisition Statement (filed as Exhibit I to the original Schedule 13G and incorporated herein by reference)